September 8, 1995


EDGAR

Securities and Exchange Commission
Washington, DC  20549

Gentlemen:

	Enclosed on behalf of MacKay-Shields Financial Corporation is an amendment to
Schedule 13G setting forth information with respect to the following security:

	Caldor Inc., Common Stock

	Would you please acknowledge receipt of the enclosed document by affirmation number.


					Very truly yours,

					MACKAY-SHIELDS FINANCIAL CORPORATION


					By___________________________________
							    General Counsel


Enclosures







SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*


				Caldor Inc.
(Name of issuer)

				Common Stock
(Title of Class of Securities)

				12878710
(CUSIP Number)

Check the following box if a fee is being paid with this statement 0. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of _6__ Pages

CUSIP No.  __12878710  ________		13G		  Page __2__ of __6__  Pages


1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

		MacKay-Shields Financial Corporation			13-2631681

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)0
											(b)0
		Not Applicable

3	SEC USE ONLY


4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware (United States)


NUMBER OF	         5	       SOLE VOTING POWER

SHARES			Not Applicable

BENEFICIALLY      6	       SHARED VOTING POWER

OWNED BY			  0

EACH		        7	       SOLE DISPOSITIVE POWER

REPORTING			Not Applicable

PERSON	       8          SHARED DISPOSITIVE POWER

WITH				0

9 	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES*
			Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	0%

12	TYPE OF REPORTING PERSON*

		IA

*SEE INSTRUCTION BEFORE FILLING OUT!

SCHEDULE 13G

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Under the Securities Exchange Act of 1934

ITEM 1 (a)	Name of Issuer:
		Caldor Inc.
ITEM 1 (b)	Address of Issuer's Principal Executive Offices:
			20 Glover Avenue
			Norwalk, CT 06856-5620
ITEM 2 (a)	Name of Person Filing:
		MacKay-Shields Financial Corporation
ITEM 2  (b)	Address of Principal Business Office:
		9 West 57th Street
		New York, NY 10019
ITEM 2 (c)	Citizenship:
		United States
ITEM 2 (d)	Title of Class of Securities:
		Common Stock
ITEM 2 (e)	CUSIP Number:
		12878710

ITEM 3. If this statement is filed pursuant to Rules 13d-1 (b), or 13d-2(b), check whether the person filing is a:

(a)    [  ]	Broker or Dealer registered under Section 15 of the Act
(b)    [  ]	Bank as defined in section 3(a)(6) of the Act
(c)    [  ]	Insurance Company as defined in section 3(a)(19) of the Act
(d)    [  ]	Investment Company registered under section 8 of the Investment
Company Act
(e)    [X]	Investment adviser registered under Section 203 of the Investment
Advisers Act of 1940
(f)    [  ]	Employee Benefit Plan, Pension Fund which is subject to the
provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see section 240.13d-1 (b)(1)(ii)(F)

Page _3_  of  _6_  Pages

SCHEDULE 13G cont.

(g)    [  ]	Parent Holding Company, in accordance with section 240.13d-l(b)(ii)
(G) 	(Note: See Item 7)
(h)    [  ]	Group, in accordance with section 240.13d-1 (b)(1)(ii)(H)

ITEM 4.            Ownership.

	If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-l(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

	Not Applicable

	(a)	Amount Beneficially Owned:

	(b)	Percent of Class:

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote

		(ii)	shared power to vote or to direct the vote

		(iii) 	sole power to dispose or to direct the disposition of

		(iv)	shared power to dispose or to direct the disposition of


Page  _4_  of  _6_  Pages



SCHEDULE 13G cont.


ITEM 5.            Ownership of Five Percent or Less of a Class.

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

ITEM 6.		Ownership of More than Five Percent on Behalf of Another Person.

	If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

	Not Applicable.

ITEM 7.		 Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on By the Parent Holding Company.

If a parent holding company has filed this Form, so indicate under Item 3 (g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary, and, if applicable, a separate exhibit furnishing the information called for by Rule 13d-l(b)(1)(ii)(G) with respect to non-qualified subsidiaries.

	Not Applicable


ITEM 8.		 Identification and Classification of Members of the Group.

	If a group has filed this Schedule, so indicate under Item 3(h) and attach an
	exhibit stating the identity and Item 3 classification of each member of the group.

	Not Applicable


Page __5_  of _6__  Pages



SCHEDULE 13G cont.

ITEM 9.		Notice of Dissolution of Group

	Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

		Not Applicable


ITEM 10.		Certification

		By signing below I certify that, to the best of my knowledge and belief, the
	securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:		September 8, 1995


Signature:


Name/Title:		Jeffry B. Platt, General Counsel













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